UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

520780 10 7

(CUSIP Number)

Niklas Bjorkqvist

Intentia International AB

Vendevagen 89

Box 596 SE-182 15 Danderyd, Sweden

+46-08-5552 5000

with a copy to

Steve L. Camahort

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

(415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520780 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) INTENTIA INTERNATIONAL AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization SWEDEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,967,320(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,967,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.2(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  No shares of common stock, par value $0.01 per share, of Lawson Software, Inc., have been purchased, directly or indirectly, by the Reporting Person.  Rather, the Reporting Person may be deemed to have beneficial ownership of the shares reported herein pursuant to irrevocable undertakings and lock-up agreements between Intentia International AB and certain stockholders of Lawson Software, Inc. (discussed in Items 3-5 below), which were entered into in connection with a transaction agreement (as described in Item 4 of this Schedule 13D) between Intentia International AB and Lawson Software, Inc. (discussed in Items 3-5 below).  Reporting Person expressly disclaims beneficial ownership of any of the shares reported herein.

(2)  Based on the number of shares of Lawson Software, Inc. common stock outstanding as of October 6, 2005 (as represented by Lawson Software, Inc.).

2

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is filed by the undersigned to amend and supplement the Schedule 13D, dated June 8, 2005 and Amendment No. 1 thereto dated November 22, 2005 (collectively, the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.01 per share (“Common Stock”), of Lawson Software, Inc., a Delaware corporation (the “Issuer”).  Except as expressly provided herein, all items in the Schedule 13D remain unchanged.  Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 of Schedule 13D is hereby amended and supplemented by inserting the following at the end of the first paragraph thereof:

“On December 14, 2005, the Reporting Person and Issuer agreed to extend the termination date under the Transaction Agreement from January 31, 2006 to April 30, 2006.  Under the Transaction Agreement, as amended, if the public announcement of the satisfaction of all conditions to the Offer has not been made by April 30, 2006, either the Reporting Person or the Issuer may terminate the Transaction Agreement.  A copy of the amendment to the Transaction Agreement (the “First Amendment”) is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 15, 2005.”

Item 4 of Schedule 13D is hereby further amended and supplemented by inserting the following at the end of the fourth paragraph thereof:

“On December 14, 2005, certain stockholders of the Issuer and the Reporting Person amended the Irrevocable Undertakings to extend the Irrevocable Undertakings through the revised termination date under the Transaction Agreement.  The amendments also modify the restrictions on transfer of the Issuer shares covered by the Irrevocable Undertakings to permit certain limited sales in the event that the transaction between Reporting Person and Issuer is terminated.  Additionally, the Irrevocable Undertakings have been amended to permit the stockholders of the Issuer to make certain limited sales of up to 3% of the shares held by each of them before the closing of the business combination of Issuer and Reporting Person or the termination of the Transaction Agreement.  Copies of the forms of the amendments to the Irrevocable Undertakings (the “Undertaking Amendments”) are attached as Exhibits 10.2 and 10.3 to the Current Report on Form 8-K filed by the Issuer on December 15, 2005.

Item 4 of Schedule 13D is hereby further amended and supplemented by inserting the following at the end of the sixth paragraph thereof:

“The description contained in this Item 4 of the transactions contemplated by the First Amendment and the Undertaking Amendments are qualified in their entirety by reference to the full text of the First Amendment and the Undertaking Amendments, copies of which are attached to the Current Report on Form 8-K filed by the Issuer on December 15, 2005 as Exhibits 10.1 and 10.2 and 10.3, respectively.

Item 5.	Interest in Securities of the Issuer
Item 5 of Schedule 13D is hereby amended to delete the first two sentences of the first paragraph thereof, and replace such deleted text with the following:

“(a)-(b)  As a result of the Irrevocable Undertakings, as amended, the Reporting Person may be deemed to be the beneficial owner of the shares subject to the Irrevocable Undertakings, as amended.  The aggregate number of common shares of Issuer subject to the Irrevocable Undertakings, as amended, consists of a total of 34,967,320 shares of common stock of the Issuer (the “Subject Shares”) or approximately 34.2 percent of the outstanding common stock of the Issuer as of October 6, 2005.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by inserting the following at the end thereof:

The information provided in Items 4 and 5 of Amendment No. 2 is incorporated herein by reference. The descriptions herein of the First Amendment and Undertaking Amendments are qualified in their entirety by reference to such documents, copies of which are attached to the Current Report on Form 8-K filed by the Issuer on December 15, 2005 as Exhibits 10.1 and 10.2 and 10.3, respectively.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2005
Date
/s/ NIKLAS BJORKQVIST
Signature
Niklas Bjorkqvist General Counsel
Name/Title